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                                                                    Exhibit 99.1


     SIFY ANNOUNCES COMPLETION OF FRESH INVESTMENTS AND EXPANSION OF EQUITY INVESTMENT BY SAIF AND FIRST TRANCHE OF VENTURETECH INVESTMENT RECEIVED



CHENNAI, INDIA -- DECEMBER 17, 2002--Satyam Infoway Limited (Nasdaq: SIFY), India's premier Internet, networking and eCommerce services company, announced today the completion of the US $13 million investment by the SOFTBANK Asia Investment Fund (SAIF) and the US $3.5 million first tranche of the investment by VentureTech Solutions Private Limited (VentureTech).

The closing follows the announcement of the approval of shareholders of the investment at the EGM held on 9th December 2002. The second tranche of VentureTech's investment of US $ 3.5 million is expected to be completed on or before April 30, 2003.

ABOUT SIFY:

Satyam Infoway Ltd. is the largest network and e-Commerce services company in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 53 points of presence in India, representing an estimated 90% of the established PC base in the country. A significant part of the company's revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. As of September 30, 2002, a host of blue chip customers used Sify's corporate service offering. Sify's Consumer Internet Access business had, as of September 30, 2002, approximately 600,000 retail subscribers. The company's network services, data center operations and customer relationship management are accredited ISO 9001:2000.

For more information about Satyam Infoway, visit www.sifycorp.com.

FORWARD LOOKING STATEMENTS:

This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

The securities issued to Softbank and VentureTech have not been registered under the Securities Act of 1933, as amended, are being sold to non-U.S. persons in a private placement and may not be reoffered or resold except pursuant to a registration statement or an exemption from such registration requirements. This press release is neither an offer to
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sell nor the solicitation of an offer to purchase any such securities.

For a discussion of the risks associated with Satyam Infoway's business, please see the discussion under the caption "Risks Related to Our Business" in the company's report on Form 6-K for the quarter ended September 30, 2002 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

CONTACT:

Satyam Infoway Limited
Mr. David Appasamyn (+91 44) 254 0770 Extn. 2013 david_appasamy@sifycorp.com
Corporate Website: www.sifycorp.com